Exhibit 99.1
Concord Medical Enters Agreement to Acquire Four Radiotherapy and Diagnostic Imaging
Centers in Hebei Province
Acquisition to Strengthen Company’s Presence in Northern China
BEIJING, CHINA, April 27, 2010 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that its wholly-owned subsidiary, Shenzhen Aohua Medical Device Leasing Co., Ltd., has entered into a definitive agreement to acquire 100% of the equity interest in Tianjin Kangmeng Radiology Equipment Management Co., Ltd. (“Tianjin Kangmeng Radiology”), a company that manages four radiotherapy and diagnostic imaging centers in Hebei province.
Under the terms of the agreement, Concord Medical will continue to manage these four centers which are equipped with one PET-CT scanner, one IGRT system, one Head Gamma Knife system and one ECT scanner, jointly with Tianjin Kangmeng Radiology’s current hospital partner. These four centers have been in operation since July 2009. Prior to the acquisition, Concord Medical had been managing two centers in Hebei province.
“By adding four well-established centers, we are further strengthening Concord Medical’s presence in northern China, an important market for cancer treatment. We are confident that this acquisition will contribute to our growth for years to come,” said Dr. Jianyu Yang, director, president and chief executive officer of Concord Medical. “As the industry leader with the largest network of radiotherapy and diagnostic imaging centers in China, Concord Medical should continue to benefit from industry consolidation as Chinese patients increasingly look to established players for advanced, reliable cancer treatment.”
In 2009, Concord Medical opened 16 new centers, bringing the total number of radiotherapy and diagnostic centers in its network to 88 covering 36 cities in China, as of December 31, 2009.
Cancer was the leading cause of death in China in 2008, accounting for over 2 million deaths which represented about 26% of total deaths, according to the Ministry of Health in China. Furthermore, Frost & Sullivan estimates that new cancer cases in China are expected to increase at a compounded annual growth rate of 2.6% from 2008 to 2015, compared with 1.5% in the U.S. However, China has a low penetration of radiotherapy equipments: 0.7 linear accelerators per one million people compared with 9.5 linear accelerators per one million people in the U.S. in 2008.
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. The Company currently operates a network of more than 88 centers spanning 36 cities and 21 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as

Exhibit 99.1
amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For investor and media inquiries please contact:
China
Stephanie Song
Concord Medical Services
+86-10-5957-5287
stephanie.song@cmsholdings.com
Lilian Wong
Brunswick Group, LLC
+86-10-6566-2256
lwong@brunswickgroup.com
U.S.
Nicki Kahner
Brunswick Group, LLC
+1-212-333-3810
nkahner@brunswickgroup.com